INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

MARCH 31, 2010
FIRST QUARTER

Notice of no Auditor review of Financial Statements.

The accompanying unaudited financial statements of the company have been prepared by and are the responsibility of the company's management.

The company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of financial statements by an entity's auditor.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim consolidated financial statements of Silvercrest Mines Inc. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the summary of significant accounting policies disclosed in the notes to the most recent annual financial statements filed on SEDAR.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the interim consolidated financial statements and related financial reporting matters prior to submitting the interim consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and the majority of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors. The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

The interim consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

SILVERCREST MINES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(IN CAD$)

	March 31,	December 31,
	2010	2009

ASSETS

Current
Cash and cash equivalents	$9,151,961	$13,770,106
Amounts receivable	62,868	11,451
Taxes receivable	1,113,196	707,960
Prepaid expenses	37,828	35,054
Held-for-trading securities (note 5)	2,905,000	1,960,000
	13,270,853	16,484,571

Plant and equipment (note 6)	12,090,984	9,036,877
Mineral properties (note 7)	16,401,730	15,864,134

	$41,763,567	$41,385,582

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (note 14)	$538,623	$464,077
Current portion of long term debt (note 10)	1,015,600	-
Derivative instruments (note 11)	910,987	231,523
	2,465,210	695,600

Asset retirement obligation (note 8)	591,222	564,137
Deferred revenue (note 9)	13,709,700	14,081,700
Long term debt (note 10)	5,890,480	7,116,880
Derivative instruments (note 11)	11,023,598	10,362,387
	31,215,000	32,125,104

Shareholders’ equity
Capital stock (note 12)	31,466,324	31,380,614
Contributed surplus (note 12)	5,232,210	5,190,963
Deficit	(28,615,177)	(28,006,699)
	8,083,357	8,564,878

	$41,763,567	$41,385,582

Nature of operations (note 1)
Commitments and contingency (note 17)
Subsequent events (note 19)

On behalf of the Board:

“J. Scott Drever”	Director	“Barney Magnusson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS and DEFICIT
(Unaudited – Prepared by Management)

For the three months ended March 31
	2010	2009

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative services and salaries	$40,952	$16,641
Amortization and accretion (note 8)	46,853	1,378
General exploration	57,175	-
Investor relations and travel	82,041	88,736
Management fees (note 14)	87,500	87,500
Office and miscellaneous	34,511	18,689
Professional fees (note 14)	37,870	9,019
Regulatory and transfer agent fees	13,345	7,455
Rent and communications	9,675	8,957
Shareholder communications	4,588	9,543
Stock-based compensation	41,247	60,813
Trade shows and conferences	14,550	8,625
LOSS BEFORE OTHER ITEMS	(470,307)	(317,356)

OTHER ITEMS
Foreign exchange gain	705,141	98,692
Interest on long term debt	(136,716)	(30,176)
Interest income	2,877	4,367
Unrealized gain on held-for-trading securities (note 5)	945,000	-
Unrealized loss on derivative instruments (note 11)	(1,654,473)	-
	(138,171)	72,883

NET AND COMPREHENSIVE LOSS FOR THE PERIOD	(608,478)	(244,473)

DEFICIT, beginning of period	(28,006,699)	(12,265,327)

DEFICIT, end of period	$(28,615,177)	$(12,509,800)

Basic and diluted loss per share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	59,457,228	45,499,489

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

For the three months ended March 31
	2010	2009

Cash provided by (used in ):

OPERATING ACTIVITIES
Net loss for the period	$(608,478)	$(244,473)
Items not affecting cash:
Amortization and accretion	46,853	1,378
Stock-based compensation	41,247	60,813
Unrealized foreign exchange	(914,364)	-
Unrealized gain on held-for-trading securities	(945,000)	-
Unrealized loss on derivatives	1,654,473	-
Changes in non-cash working capital items:
Amounts receivable	(51,417)	(85,458)
Taxes receivable	(405,236)	214,550
Prepaid expenses	(2,774)	1,024
Accounts payable and accrued liabilities	279,385	(127,003)
	(905,311)	(179,169)

FINANCING ACTIVITIES
Capital stock issuance costs recovered	2,185	-
Warrants exercised	83,525	-
	85,710	-

INVESTING ACTIVITIES
Plant and equipment acquired	(3,056,109)	(3,059)
Mineral properties	(742,435)	(925,970)
	(3,798,544)	(929,029)

Change in cash and cash equivalents, during the period	(4,618,145)	(1,108,198)
CASH AND CASH EQUIVALENTS, beginning of period
	13,770,106	3,868,799
CASH AND CASH EQUIVALENTS, end of period	$9,151,961	$2,760,601

Cash and cash equivalents is represented by:
Cash	$7,451,961	$555,068
Cash equivalents	1,700,000	2,205,533
	$9,151,961	$2,760,601

Supplemental disclosure with respect to cash flows (note 15)

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

SilverCrest Mines Inc. (the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The Company’s interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. The statements follow the same accounting policies and methods of application as our most recent annual consolidated financial statements. Accordingly, they should be read in conjunction with our most recent annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. All dollar amounts are disclosed in CAD currency unless otherwise stated.

In October 2009, the Company commenced mine construction at its 100% owned Santa Elena gold-silver project located northeast of Hermosillo in the State of Sonora, Mexico. The Company has financed the construction of the mine with a brokered private placement of $6,325,000, a gold production contract with Sandstorm Resources Ltd. (”Sandstorm”) of $12,559,200 (note 9) and a project loan with Macquarie Bank Ltd. of US$12,500,000 of which US$6,800,000 has been received (note 10).

Other than the Santa Elena Project, the Company is in the process of exploring and developing its other mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company believes it has adequate funds available to meet its operating and administrative obligations for the next fiscal year. If the funds and available financing are insufficient for the construction of the Santa Elena Mine, operating and administrative obligations, management will seek out additional financing from all available sources which would assure continuation of the Company’s operations and development programs.

	March 31, 2010	December 31, 2009
Working Capital	$10,805,643	$15,788,971
Deficit	$(28,615,177)	$(28,006,699)

2. ADOPTION OF INTERNATIONAL FINANCIAL REPORTING

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and the 2010 quarterly interim periods.

The detailed assessment is ongoing and to date the Company has identified presentation and disclosure, mineral property, plant and equipment, asset retirement obligations, foreign currency, future income taxes, and share based payments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls. The Company is also assessing the available elections under IFRS to determine the effect of each election to the Company.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

3. FUTURE ACCOUNTING POLICIES

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently. The Company is in the process of evaluating the requirements of the new standards.

4. MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’ ability to continue as a going concern in order to pursue the development of its mineral properties. The Company considers as its capital its shareholders’ equity, cash, cash equivalents and long term debt.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to issue new equity, dispose of certain of its assets or issue or repay debt.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors. There are no external restrictions on management of capital.

The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company currently has sufficient capital resources to meet its planned operational expenses, administrative overhead expenses and complete the Santa Elena Mine construction through its current operating year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

5. HELD-FOR-TRADING SECURITIES

	March 31, 2010	December 31, 2009
Held-for-trading securities: Sandstorm Resources Ltd.	$1,960,000	$1,522,500
Unrealized gain on held-for-trading securities	945,000	437,500
	$2,905,000	$1,960,000

Under Canadian GAAP held-for-trading securities are to be recorded at fair value (marked to market) at the balance sheet date and the resulting gains or losses are to be included in the results for the period. As at March 31, 2010, the Company has an unrealized mark-to-market gain of $945,000.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

6. PLANT AND EQUIPMENT

Amortization of plant and equipment will commence when placed into service and prior to achieving commercial production amortization expense will be capitalized to mineral properties.

		March 31, 2010			December 31, 2009
	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book
		Amortization	Value		Amortization	Value
Plant and equipment	$12,067,953	$-	$12,067,953	$9,012,966	$-	$9,012,966
Corporate office equipment	75,733	52,702	23,031	74,611	50,700	23,911
	$12,143,686	$52,702	$12,090,984	$9,087,577	$50,700	$9,036,877

The Company has entered into several agreements regarding the mine construction, these are as follows;

In 2008, the Company agreed to have a heap leaching processing plant and refinery constructed for a total price of US$1,253,070. The Company has paid US$1,190,146 ($1,413,901) and will pay the final balance of US$62,924 on acceptance of performance testing.

In October 2009, the Company agreed to purchase generators for power generation for a total price of US$762,390. The Company paid US$76,239 ($82,142) in November 2009, US$266,837 ($273,423) in January 2010, US$266,836 ($280,158) in February 2010, and will pay the remaining balance of US$152,478 once the generators are delivered and installed.

In October 2009, the Company agreed to purchase certain automotive equipment for a total price of US$219,380. The Company has paid US$158,310 and will pay the remaining balance when the equipment is required.

In January 2010, the Company entered into an agreement with a construction contractor relating to the mine construction. The Company agreed to pay a total of $974,552 (MXP 11,798,455). The Company has paid approximately $600,000 (MXP 7,359,788) from February to April 2010 with the remaining balance to be paid over time according to invoices submitted and approved for payment.

In April 2010, the Company entered into an agreement with an electrical contractor relating to plant and equipment. The Company agreed to pay a total of $449,245 (MXP 5,438,812). The Company has paid approximately $30,000 (MXP 449,245) in April 2010 with the remaining balance to be paid over time according to invoices submitted and approved for payment.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

7. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers and rights of ownership may be affected by undetected defects.

March 31, 2010	MEXICO		2010

	Santa Elena	Cruz de Mayo	Total
Additions
Deferred development costs:
Assays	$1,800	$-	$1,800
Operations	171,678	-	171,678
Professional fees	29,802	-	29,802
Salaries	182,055	-	182,055
Technical consulting and services	151,706	-	151,706
	537,041	-	537,041
Deferred exploration costs:
Exploration and general	-	555	555
Subtotal, 2010 additions	537,041	555	537,596
Balance, December 31, 2009	$14,476,109	$1,388,025	$15,864,134
Balance, March 31, 2010	$15,013,150	$1,388,580	$16,401,730

2009		MEXICO		2009

	Santa Elena	Cruz de Mayo	Silver Angel	Total
Additions
Acquisition and option payments	$2,943,035	$-	$-	$2,943,035
Deferred development costs:
Assays	57,728	-	-	57,728
Drilling	98,893	-	-	98,893
Operations	133,287	-	-	133,287
Professional fees	144,304	-	-	144,304
Salaries	506,490	-	-	506,490
Technical consulting and services	845,901	-	-	845,901
	4,729,638	-	-	4,729,638
Deferred exploration costs:
Exploration and general	-	78,934	30,766	109,700
Subtotal, 2009 additions	4,729,638	78,934	30,766	4,839,338
Write-off of mineral property	-	-	(979,205)	(979,205)
Balance, December 31, 2008	$9,746,471	$1,309,091	$948,439	$12,004,001
Balance, December 31, 2009	$14,476,109	$1,388,025	$-	$15,864,134

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

7. MINERAL PROPERTIES (continued)

Santa Elena Project, Mexico

On December 8, 2005 the Company entered into an option agreement to acquire the Santa Elena Project located northeast of Hermosillo, Sonora State, Mexico. The Company made stage payments totaling US$1,900,000 from December 2005 to June 2009 towards acquiring the rights to a 100% interest in the Santa Elena Project.

On August 14, 2009 the Company exercised its option to complete the acquisition of the Santa Elena Project. On October 1, 2009 upon federal registration in Mexico of the title documents, the Company paid US$1,575,000 in cash and US$525,000 by issuing 1,216,968 common shares of the Company at an issue price of $0.47 per share. The Company holds a 100% interest in the Santa Elena Project as at March 31, 2010.

Cruz de Mayo Project, Mexico

The Company purchased a 100% interest in the mineral concessions located in the Sonora State in Mexico in 2004.

Silver Angel Project, Mexico

The Company holds a 100% interest in mineral properties located in the Northern Sierra Madre range in Mexico, acquired by concession applications. As a result of poor exploration results, the Company elected to write-off the accumulated mineral property expenditures of $979,205 to operations effective December 31, 2009. All subsequent costs related to the Silver Angel Project are being expensed as such costs are incurred.

El Zapote Project, El Salvador

The Company acquired a 100% interest in the properties located in El Salvador by acquiring 100% of the share capital of Minera Atlas S.A. de C.V. (“Atlas”) an El Salvadoran corporation which owns certain concessions located in the Department of Santa Ana in Northern El Salvador. The properties are subject to a sliding scale royalty, payable from production, varying from US$0.20 per ounce of silver equivalent to US$0.60 per ounce depending on the silver price. The transaction was accounted for as an asset purchase since Atlas was not considered a business.

As a result of delays encountered in El Salvador in the permitting process and the political risk in the country, the Company elected to write-off the accumulated mineral property expenditures of $3,966,743 to operations effective December 31, 2008. All subsequent costs related to El Salvador are being expensed as such costs are incurred.

8. ASSET RETIREMENT OBLIGATION

The total undiscounted amount of the estimated cash flows required to settle the Company’s reclamation and remediation obligations in connection with Santa Elena and Cruz de Mayo Projects, as at March 31, 2010, is estimated to be $1,013,251 (2009 - $1,044,179). The ultimate amount of the asset retirement obligation is uncertain. The fair value estimate of the Company’s obligations to undertake site reclamation and remediation is based on information currently available.

The fair value of the estimated cash flows as at March 31, 2010 has been estimated to be $591,222 (2009 - $564,137). In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 4%, a discount rate of 8% (credit adjusted risk-free interest rate) and projected mine life of 8 years.

In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws and legislation. Future changes in asset retirement obligations, if any, could have a significant impact.

	March 31, 2010	December 31, 2009
As at December 31, 2009	$564,137	$-
Reclamation provision	-	564,137
Accretion expense	44,851	-
Foreign exchange	(17,766)	-
As at March 31, 2010	$591,222	$564,137

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

9. DEFERRED REVENUE

Details are as follows:

	March 31, 2010	December 31, 2009
Upfront Deposit	$12,559,200	$12,559,200
Foreign exchange	(372,000)	-
Sandstorm Shares	1,522,500	1,522,500
Deferred revenue	$13,709,700	$14,081,700

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm under which the Company’s wholly-owned Mexican subsidiary Nusantara De Mexico S.A. De C.V. agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of US$12,000,000. The agreement also provides for ongoing per-ounce payments equal to the lesser of US$350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of US$350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Project begins commercial production.

If the Company decides to develop an underground mine on the Santa Elena Project, Sandstorm has the right to purchase 20% of the gold from the underground mine at a per-ounce price equal to the lesser of US$450 and the prevailing spot gold market price, subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production. In exchange, Sandstorm will pay for 20% of the capital expenditures incurred to determine the economic viability and to construct the underground mine.

The Upfront Deposit of US$12,000,000 was treated as deferred revenue, as the Company designated the agreement as a normal sales contract. As at March 31, 2010, no income recognition has been recorded against the Upfront Deposit, as gold sales to Sandstorm have not yet commenced.

The Company guaranteed its obligations under the agreement and as consideration received 3,500,000 common shares of Sandstorm. The fair value of the shares at the date received of $1,522,500 (note 5) was treated as deferred revenue. As at March 31, 2010, no income recognition has been recorded against the Sandstorm Shares, as gold sales to Sandstorm have not yet commenced.

The Company is providing a completion guarantee under which Sandstorm may require the return of a portion of the upfront payment if, within 30 months (May 27, 2012) from the date that the upfront payment was released, the Santa Elena Project has not produced a minimum of 7,500 ounces of gold in any three consecutive month periods. The Company believes it is more likely than not to fulfill the minimum production requirement.

10. LONG TERM DEBT

Details are as follows:

	March 31, 2010	December 31, 2009
Macquarie Bank Limited - Project Loan Facility	$7,116,880	$7,116,880
Foreign exchange	(210,800)	-
Less current portion	(1,015,600)	-
Long term debt	$5,890,480	$7,116,880

Macquarie Bank Limited Project Loan Facility and Hedging Facilities

By agreement dated for reference November 24, 2009 the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V. (the “Borrower”) entered into a US$12,500,000 Project Facility Agreement (the “Project Loan”) and associated hedging facilities (the “Hedging Facility”) with Macquarie Bank Limited (“MBL”) to partially fund the cost of development of the Company’s Santa Elena Project in Mexico.

The Company drew down US$6,800,000 on December 9, 2009 to repay the Company’s $6,000,000 Credit Agreement and various transaction costs associated with the Project Loan. The Project Loan will bear interest at the U.S. Dollar LIBOR (“London Interbank Offered Rate”) rate plus 6.0% per annum before repayment of 50% of the Project Loan and 5.5% after repayment of 50% of the Project Loan. The Project Loan will be repaid in full on or before September 30, 2013 pursuant to an amortization schedule. The loan is secured by the assets of the Company.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

10. LONG TERM DEBT (continued)

In consideration for the provision of the Project Loan, the Company in fiscal 2009 paid a facility fee of US$625,000 and issued 5,000,000 warrants to purchase common shares at $0.90 per share expiring on November 24, 2012 which vest prorate with the drawdown of the Project Loan. MBL agreed to cancel their 3,216,782 existing warrants on initial draw down of the Project Loan.

The incremental fair value of the warrants was calculated at $849,000 which has been allocated to transaction costs and contributed surplus at December 31, 2009. Proceeds received from any exercise of the warrants will be applied to repayment of the Project Loan.

The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	1.65%
Expected dividend yield	-
Expected volatility	79.49%
Expected life	3 years

The Hedging Facility was established on June 12, 2009 and amended on November 26, 2009 between the Borrower and MBL to cover 55,000 ounces of gold at a contract price of US$926.50 per ounce over the first three years of production (note 11).

11. DERIVATIVE INSTRUMENTS

Details are as follows:

	March 31 2010	December 31 2009
Macquarie Bank Limited - Hedging Facility	$910,987	$231,523
Derivative instruments short term	$910,987	$231,523

Macquarie Bank Limited - Hedging Facility	$9,646,173	$9,036,127
Macquarie Bank Limited - European gold call option	1,377,425	1,326,260
Derivative instruments long term	$11,023,598	$10,362,387

Macquarie Bank Limited – Hedging Facility

In June 2009, the Company implemented a gold price protection program (“Hedging Facility”) for the Santa Elena Project which was a requirement under the Project Loan. The Hedging Facility is comprised of 55,000 ounces of gold sold forward at US$926.50 per ounce according to the following delivery schedule.

Metal	Maturity	Quantity (Ounces)
Gold	2010	1,374
	2011	21,666
	2012	17,276
	2013	14,684
		55,000

The Company does not hold this derivative instrument for trading purposes. The Company has determined that this program constitutes an effective economic hedge for the Santa Elena Project however it does not meet the requirements for hedge accounting under current Canadian generally accepted accounting principles (Canadian GAAP).

Financial derivative instruments, those which do not qualify for hedge accounting, are required under Canadian GAAP to be recorded at fair value (marked to market) at the balance sheet date and the resulting gains or losses are to be included in the results for the period. As at March 31, 2010, the fair value of the Hedge Facility has resulted in an incremental derivative instrument liability of $1,564,024.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

11. DERIVATIVE INSTRUMENTS (continued)

Macquarie Bank Limited – European gold call option

In June 2009 as partial consideration for the Credit Agreement with MBL, the Company granted MBL a European gold call option for 5,000 ounces of gold at a strike price of US$1,000 per ounce with an option expiry date of June 13, 2012. The fair value of the European gold call option was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.01%
Expected dividend yield	-
Expected volatility	27.07%
Expected life	3 years

As at March 31, 2010 the fair value of the European gold call option has resulted in an incremental derivative instrument liability of $90,449.

Composition of unrealized loss on derivative instruments

	March 31 2010	December 31 2009
Macquarie Bank Limited - Hedging Facility	$1,564,024	$9,267,650
Macquarie Bank Limited - European gold call option	90,449	1,326,260
Unrealized loss on derivative instruments	$1,654,473	$10,593,910

As at March 31, 2010, a 10% increase in the price of gold would result in an increase of $6,656,103 in the unrealized loss on derivative instruments.

12. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized

Unlimited number of common shares without par value
Unlimited number of preference shares without par value (none outstanding)

Issued and fully paid - common shares

	Number of	Capital	Contributed	Total
	Shares	Stock	Surplus
As at December 31, 2008	45,499,461	$25,250,963	$3,961,715	$29,212,678
Warrants exercised	67,500	43,875	-	43,875
Private placement	12,650,000	6,325,000	-	6,325,000
Agent Fees	-	(379,500)	-	(379,500)
Share issuance costs and agent	-	(432,054)	117,107	(314,947)
Issued for mineral properties	1,216,968	572,330	-	572,330
Stock-based compensation	-	-	263,141	263,141
Fair value of warrants	-	-	849,000	849,000
As at December 31, 2009	59,433,929	$31,380,614	$5,190,963	$36,571,577
Warrants exercised	128,500	83,525	-	83,525
Share issuance costs	-	2,185	-	2,185
Stock-based compensation	-	-	41,247	41,247
As at March 31, 2010	59,562,429	$31,466,324	$5,232,210	$36,698,534

As at March 31, 2010 128,500 warrants related to the June 2009 offering were exercised for cash proceeds of $83,525.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

12. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

December 31, 2009

On June 25, 2009 the Company completed an offering of 12,650,000 Units at a price of $0.50 per Unit for gross proceeds of $6,325,000. Each Unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.65 per share until December 25, 2010. In connection with the offering the Company paid agent fees of $379,500 and issued 759,000 warrants exercisable into one common share of the Company at a price of $0.65 per share until December 25, 2010. The fair value of the warrants of $117,107 was allocated to capital stock and contributed surplus. The weighted average assumptions used for the Black-Scholes valuation of warrants were annualized volatility of 96.43%, risk-free interest rate of 1.23%, expected life of 18 months, dividend rate of Nil. The Company incurred share issuance costs of $314,947.

In 2009 67,500 warrants related to the offering were exercised for cash proceeds of $43,875.

13. STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
As at December 31, 2008	4,180,000	$1.08
Issued	1,225,000	$0.52
Exercised	(625,000)	$1.41
Cancelled	(300,000)	$1.27
As at December 31, 2009 and March 31, 2010	4,480,000	$0.87
Exercisable at March 31, 2010	3,942,500	$0.91

Number of Options	Exercise Price	Expiry Date
505,000	$0.75	June 1, 2010
100,000	$0.96	August 15, 2011
725,000	$0.70	September 28, 2011
225,000	$1.39	January 7, 2013
850,000	$1.27	March 27, 2013
850,000	$1.03	July 14, 2013
200,000	$0.45	January 8, 2014
925,000	$0.50	July 22, 2014
100,000	$0.80	October 21, 2014
4,480,000

The weighted average remaining contractual life of options outstanding at March 31, 2010 is 2.78 years.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

13. STOCK OPTIONS AND WARRANTS (continued)

Warrants

Warrant transactions and the number of warrants outstanding are as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
As at December 31, 2008	5,219,773	$1.36
Issued	12,084,000	$0.75
Exercised	(67,500)	$0.65
Expired	(130,974)	$1.40
Cancelled	(3,216,782)	$1.33
As at December 31, 2009	13,888,517	$0.84
Issued	(128,500)	$0.65
As at March 31, 2010	13,760,017	$0.84

Number of Warrants	Exercise Price	Expiry Date
1,586,290	$1.40	September 12, 2010
285,727	$1.40	September 19, 2010
6,888,000	$0.65	December 25, 2010
5,000,000	$0.90	November 24, 2012
13,760,017

14. RELATED PARTY TRANSACTIONS

The Company made the following payments to related parties:

a)	Paid $87,500 (2009 - $87,500) for management fees to companies controlled by two directors.

b)	Paid $43,750 (2009 - $43,750) for project management fees to an officer of the Company which are included in deferred development expenditures.

c)	Paid or accrued $2,870 (2009 - $8,705) for legal fees which were included in professional fees to a law firm of which an officer of the Company is a partner.

Included in accounts payable and accrued liabilities at March 31, 2010 is $3,003 (2009 - $Nil) due to a law firm of which an officer of the Company is a partner and $15,000 (2009 - $Nil) to an officer of the Company which are included in deferred development expenditures. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	March 31 2010	March 31 2009
Cash paid during the period for interest	$138,459	$40,655
Cash paid during the period for income taxes	$-	$-

Significant non-cash transactions for the Company for the three month period ended March 31, 2010 were as follows:

a)	The Company recorded a value of $41,247 for stock options vested during the period in contributed surplus.

b)	Included in mineral properties is $278,025 which relates to accounts payable and accrued liabilities.

Significant non-cash transactions for the Company for the three month period ended March 31, 2009 were as follows:

a)	The Company recorded a value of $60,813 for stock options vested during the period in contributed surplus.

b)	Included in mineral properties is $300,205 which relates to accounts payable and accrued liabilities.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

16. FINANCIAL INSTRUMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material these risks are reviewed and monitored by the Board of Directors.

a. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies.

c. Foreign Currency Risk

The Company operates in Canada, United States, Mexico and EL Salvador and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At March 31, 2010, the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$1,854,087	$7,285,848	$12,026	$9,151,961
Amounts receivable	57,892	-	4,976	$62,868
Total Assets	1,911,979	7,285,848	17,002	9,214,829

Amounts payable and accrued liabilities	155,766	273,226	109,631	538,623
Long term debt	-	6,906,080	-	6,906,080
Derivative instruments	-	11,934,585	-	11,934,585
Total Liabilities	155,766	19,113,891	109,631	19,379,288

Net Assets (Liabilities)	$1,756,213	$(11,828,043)	$(92,629)	$(10,164,459)

Based on the above net exposures at March 31, 2010 a 10% appreciation of the Canadian dollar against the US dollar and Mexican Peso, with all other variables held constant would result in approximately a $1,192,000 decrease in the Company’s loss and comprehensive loss for the period.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

16. FINANCIAL INSTRUMENTS (continued)

At December 31, 2009, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$2,175,263	$11,565,307	$29,536	$13,770,106
Amounts receivable	5,452	-	5,999	$11,451
Total Assets	2,180,715	11,565,307	35,535	13,781,557

Amounts payable and accrued liabilities	173,162	246,117	44,798	464,077
Long term debt	-	7,116,880	-	7,116,880
Derivative instruments	-	10,593,910	-	10,593,910
Total Liabilities	173,162	17,956,907	44,798	18,174,867

Net Assets (Liabilities)	$2,007,553	$(6,391,600)	$(9,263)	$(4,393,310)

d. Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and fluctuations in the LIBOR rate applicable to its long-term debt. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates included in cash and equivalents as they are generally held with large financial institutions. The Company’s long term debt carries an interest rate of U.S. Dollar LIBOR plus 6% which currently is approximately 6.25% . At March 31, 2010, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s loss and comprehensive loss for the period.

e. Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate this risk, the Company has entered into a gold price protection program (note 11).

The Company’s financial instruments consist of cash, cash equivalents, securities, amounts receivable, accounts payable and accrued liabilities, long term debt and derivative instruments.

The carrying value of amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short periods until settlement. The fair value of the Company’s long term debt approximates their carrying value given that the interest rates have not changed materially.

At March 31, 2010, the Company’s classification of financial instruments within the fair value hierarchy are summarized as follows:

	Level 1	Level 2		Level 3	Total
Cash and cash equivalents	$9,151,961	$-	$	- $	9,151,961
Held-for-trading securities	2,905,000	-		-	2,905,000
Total Assets	12,056,961	-		-	12,056,961

Derivative instruments	-	11,934,585		-	11,934,585
Total Liabilities	$-	$11,934,585	$	- $	11,934,585

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2010	TSX.V:SVL

17. COMMITMENTS AND CONTINGENCY

The Company has entered into an operating lease agreement for office space. This agreement requires the Company to make the following lease payments:

Office Lease
Year ending December 31, 2010	$49,491
Year ending December 31, 2011	49,491
Year ending December 31, 2012	28,870
$127,852

Other commitments in respect of the Company’s Santa Elena Project are disclosed in note 6.

The Company is obligated to pay management bonuses totaling $175,000 in fiscal 2010 if the milestone of commercial production has been achieved at the Company’s Santa Elena Project, in Mexico.

18. SEGMENTED INFORMATION

The Company operates in one business segment, the exploration and development of mineral properties. At the period end, assets by geographic location are as follows:

March 31, 2010	Canada	Mexico	Total
Capital Assets
Plant and equipment	$23,031	$12,067,953	$12,090,984
Mineral properties	-	16,401,730	16,401,730
December 31, 2009
Capital Assets
Plant and equipment	$23,911	$9,012,966	$9,036,877
Mineral properties	-	15,864,134	15,864,134

19. SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2010

a)	197,500 warrants were exercised at $0.65 per share for cash proceeds of $128,375.

b)	130,000 stock options were exercised at $0.75 per share for cash proceeds of $97,500.

c)	The Company sold 3,500,000 common shares of Sandstorm Resources Ltd at $0.75 per share for gross proceeds of $2,625,000 and incurred a commission of $35,000.

d)	The Company granted 75,000 incentive stock options to an employee, with a price of $0.97 exercisable until May 4, 2015.